Exhibit 99.2

Burcon Completes Construction of Peazazz Pea Protein Semi-Works Plant

Plant Enables Burcon to Produce Tonnage Amounts of Peazazz Required by Potential Customers and Partners for Food & Beverage Product Development

Vancouver, British Columbia, June 25, 2013— Burcon NutraScience Corporation (TSX:BU, NASDAQ:BUR), a leader in functional, renewable plant proteins, has completed on schedule the construction of its new semi-works plant in Winnipeg for its revolutionary Peazazz® pea protein.

The new Peazazz semi-works plant utilizes commercial-scale equipment and will be capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz in their consumer products. These evaluations typically include consumer testing, market acceptance and shelf life evaluation.

Following a startup and commissioning phase in which the company’s engineers will work to optimize the new facility, the company expects to begin production of significant quantities of Peazazz for shipment under the material transfer agreements (MTAs) it recently announced as well as others it expects to sign. The list includes major food and beverage makers, suppliers, and potential industry production and sales partners.

“This marks a significant advancement in the commercialization of Peazazz,” said Johann F. Tergesen, Burcon’s president and COO. “We have already established the unique functional and nutritional attributes of Peazazz produced at our existing pilot-scale plant. With this new semi-works plant we will now be able to demonstrate that Peazazz can be produced at scale using commercial-scale equipment.”

“Although this semi-works plant will utilize commercial-scale equipment, it will only be used to produce the large quantity samples of Peazazz required for market development activities,” added Tergesen, “Our ability to produce Peazazz in multiple, non-consecutive batches will demonstrate how this special protein can be reliably and economically produced. It will serve as a functional model for potential manufacturing partners. We expect the plant to ultimately accelerate time-to-market and reduce risk.”

Derived from field peas, Peazazz’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products. Ideal applications for Peazazz include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

Burcon plans to officially introduce Peazazz at the Institute of Food Technologists Annual Meeting and Food Expo to be held in Chicago, Illinois on July 13-16, 2013. At booth #2984, Burcon will offer conference attendees beverages fortified with Peazazz that demonstrate its special qualities and versatility.

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President & Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012.Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media& Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Direct (604) 733-0896, Toll-free(888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644.8688
john@liolios.com